Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Year ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Income (loss) from continuing operations before income taxes and cumulative effects of accounting changes	$386,987	$97,449	$87,127	$109,318	$94,119

Minority interest in (loss) income of majority owned subsidiaries with fixed charges	—	295	(201)	474	539
Add: Fixed charges as adjusted (from below)	155,643	129,794	121,464	138,983	160,120

	542,630	$227,538	$208,390	$248,775	$254,778

Fixed charges:
Interest expense:
Corporate	$140,593	$107,071	$92,945	$109,246	$130,727
Amortization of debt cost	6,261	16,328	10,788	10,047	9,237
1/3 of rental expense	8,789	6,395	17,731	19,690	20,156

Fixed charges	155,643	129,794	121,464	138,983	160,120
Less: Capitalized interest	—	—	—	—	—

Fixed charges as adjusted	$155,643	$129,794	$121,464	$138,983	$160,120

Ratio (earnings divided by fixed charges)	3.49	1.75	1.72	1.79	1.59